Exhibit 99.5

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REPORTS SECOND QUARTER 2021 FINANCIAL RESULTS

(All dollar amounts expressed in US dollars unless otherwise noted)

Revenue of $52.1 million on total production of 27,722 gold equivalent ounces; resumption of mining at UCS will see higher-grade ore mined in upcoming quarters

Vancouver, BC - August 4, 2021 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing diversified gold and silver producer focused on the Americas, announces unaudited consolidated financial results for the three months ended June 30, 2021, from its three wholly-owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (“the GMC”) in Mexico.

“The temporary suspension of mining at Tucano’s Urucum Central South pit resulted in lower gold production and higher costs in the second quarter of 2021. We are pleased to have safely recommenced mining at depth in UCS early in July, ahead of our original plan,” stated Rob Henderson, Great Panther’s President & CEO. “While this is a positive development, we will continue to have significant additional waste removal in Q3 related to UCS pushback activity. We have also revised our production guidance downward to account for lower than expected production in Q2 and uncertainty around production from our GMC complex in Mexico given the lack of progress on permits. The higher costs combined with lower production have caused us to further revise our cost guidance upward for 2021.”

“Looking forward, we are excited by the positive exploration results we have seen in our Tap C pit and the recent promising results from the Urucum North deposit at Tucano,” continued Mr. Henderson. “We believe the investments we have made in Urucum Central South as well as in our exploration programs will allow us to grow our production for the balance of 2021 and beyond.”

Gold production at Tucano for Q2 2021 was lower as a result of halting ore production from the Urucum Central South (“UCS”) open pit due to the detection of movement in the west wall of the south-central portion of the pit. With the objective of improving the wall’s stability, approximately 1.4 million tonnes of waste material has been removed from the upper west wall of the UCS pit, with a further 1.2 million tonnes planned to be removed in Q3 2021. During the designed pushback at UCS, the mill at Tucano received lower grade ore from stockpiles and the Urucum North (“URN”) open pit. Compared with the same period last year, revenue was $52.1 million compared with $67.0 million and production costs increased to $45.0 million from $31.4 million.

The Company has revised production and cost guidance for 2021 as detailed under the heading Revised 2021 Consolidated Guidance.

Second Quarter 2021 Highlights

•	UCS pit pushback activities ahead of schedule and production ramping up with higher-grade ore to be mined in upcoming quarters
•	Metal production of 27,722 gold equivalent ounces (“Au eq oz”), inclusive of 22,804 gold ounces and 334,423 silver ounces
•	All-in-sustaining-costs (“AISC”) , excluding corporate G&A, of $2,201 per gold ounce sold compared with $1,027 for the same period in 2020
•	Revenue of $52.1 million, a 22% decrease when compared with the same period in 2020
•	Mine operating loss of $0.6 million compared with mine operating earnings of $23.9 million in Q2 2020
•	Net loss of $10.1 million compared with net income of $8.6 million in Q2 2020
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•	Adjusted net loss[1] of $9.5 million compared with an adjusted net income of $16.7 million in Q2 2020
•	EBITDA[1] and Adjusted EBITDA[1] of negative $1.0 million and $0.5 million compared with $22.1 million and $30.2 million, respectively, for Q2 2020

Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q2 2021	Q2 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Revenue	$52,097	$67,028	$104,667	$115,078
Mine operating earnings before non-cash items[1]	$7,249	$35,755	$27,174	$50,003
Mine operating earnings (loss)	$(638)	$23,861	$10,391	$29,831
Net income (loss)	$(10,057)	$8,552	$(10,388)	$(31,912)
Adjusted net income (loss)[1]	$(9,473)	$16,659	$(7,779)	$13,184
Adjusted EBITDA[1]	$(450)	$30,191	$11,921	$36,571
Free cash-flow[1]	$(7,983)	$11,574	$(18,644)	$6,900
Cash flow from operating activities	$6,505	$19,499	$8,834	$31,256
Cash and cash equivalents at end of period	$35,229	$60,205	$35,229	$60,205
Borrowings at end of period	$26,317	$48,256	$26,317	$48,256
Net working capital at end of period	$9,773	$6,836	$9,773	$6,836
Earnings (loss) per share - basic	$(0.03)	$0.03	$(0.03)	$(0.10)
Earnings (loss) per share - diluted	$(0.03)	$0.03	$(0.03)	$(0.10)
Average realized gold price per oz2	$1,818	$1,728	$1,785	$1,664
Average realized silver price per oz2	$27.45	$18.59	$26.41	$16.28
Brazilian real (BRL)/USD	$5.295	$5.389	$5.384	$4.923
Mexican peso (MXN)/USD	$20.036	$23.339	$20.026	$21.637

Summary of Select Financial Results

Cash cost per gold ounce sold increased to $1,508 for the second quarter of 2021 from $729 for the second quarter of 2020. This increase in production costs together with the impact on costs of a stronger BRL were partially offset by increases in average realized prices for gold and silver resulting in mine operating loss of $0.6 million for the second quarter of 2021 compared with mine operating earnings of $23.9 million for the second quarter of 2020. Average realized prices for gold and silver increased to $1,818 and $27.45, respectively, for the second quarter of 2021 from $1,728 and $18.59 for the second quarter of 2020. After accounting for G&A and exploration, evaluation and development expenditures, operating loss for the second quarter of 2021 was $8.2 million compared with an operating income of $17.4 million for the second quarter of 2020. Net loss for the second quarter of 2021 was $10.1 million after accounting for interest and financing charges, foreign exchange and derivative losses and income taxes compared with a net income of $8.6 million for the second quarter of 2020. After making adjustments for derivative losses, foreign exchange losses and share-based compensation, the adjusted net loss for the second quarter of 2021 was $9.5 million compared with an adjusted net income of $16.7 million for the second quarter of 2020. Net working capital at June 30, 2021, was $9.8 million compared to $6.8 million at June 30, 2020. The Company is well progressed in credit facility negotiations that are expected to close in the third quarter and boost the Company’s working capital balance.

[1]	Throughout this news release and the accompanying MD&A, Great Panther has included the non-Generally Accepted Accounting Principle ("non-GAAP") performance measures cash costs per gold oz sold, cash costs per payable silver oz, all-in sustaining costs (“AISC”) per gold oz sold excluding corporate general and administrative (“G&A”) expenditures, AISC per gold oz sold, AISC per payable silver oz, free cash-flow, mine operating earnings (loss) before non-cash items, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA and adjusted net income (loss). Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with International Financial Reporting Standards (“IFRS”). As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS
[2]	Average realized gold and silver prices are prior to smelting and refining charges.

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Operational Highlights

	Q2 2021	Q2 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Total material mined - Tucano (tonnes)	5,678,601	6,075,380	12,577,182	13,190,515
Ore mined - Tucano (tonnes)	211,913	424,001	559,379	734,598
Ore mined - Mexico (tonnes)[1]	55,658	23,646	112,634	91,491
Tonnes milled - Tucano	873,433	822,638	1,669,469	1,633,835
Tonnes milled - Mexico (excluding custom milling)[1]	55,997	24,536	114,665	93,501
Tonnes milled - consolidated operations (excluding custom milling)	929,430	847,174	1,784,134	1,727,336
Plant gold head grade (g/t) - Tucano	0.81	1.48	0.85	1.29
Plant head grade (g/t Ag eq) - Mexico[1]	327	325	325	320
Gold oz produced - Tucano	20,696	35,421	43,692	61,597
Gold oz produced - consolidated operations	22,804	36,357	47,781	65,297
Au eq oz produced[2]	27,722	38,541	58,278	73,267
Gold oz sold	23,407	37,076	48,288	63,883
Au eq oz sold[2]	27,941	39,315	57,577	71,541
Cash costs per gold oz sold - Tucano[3]	$1,617	$743	$1,289	$859
AISC per gold oz sold - Tucano[3]	$2,214	$982	$1,870	$1,291
Cash costs per gold oz sold[3]	$1,508	$729	$1,223	$862
AISC per gold oz sold, excluding corporate G&A3	$2,201	$1,027	$1,869	$1,330
AISC per gold oz sold[3]	$2,358	$1,126	$2,038	$1,445

[1]	Includes Topia and the GMC.
[2]	Gold equivalent oz are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.00049 and 1:0.00057 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.00064 and 1:0.00076 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
[3]	Throughout this news release and the accompanying MD&A, Great Panther has included the non- GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, adjusted EBITDA, adjusted net income (loss), and free-cash flow throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Revised 2021 Consolidated Guidance

Due primarily to the additional pushback activities at UCS and the lower number of ounces produced in Q2 2021 compared to Q2 2020, all-in-sustaining costs (“AISC”) per gold ounce sold (excluding corporate general and administrative expenses (“G&A”)) was $2,201 compared with $1,027 for Q2 2020. Based on the results to date as well as expected production and costs for the balance of 2021, including a reduction in gold and silver ounces sold at the GMC due to permitting uncertainty, AISC per gold ounce sold (excluding corporate G&A) is expected to be in the range of $1,700 – $1,800 per Au oz sold. This translates into a range of $1,550 - $1,675 per Au oz sold for the second half of 2021. Revised 2021 consolidated guidance on costs is stated in the table below:

	Tucano[1]		Mexico		Consolidated
	Previous	Revised	Previous	Revised	Previous	Revised
Gold eq production (oz)[2]	100,000-110,000	100,000-105,000	25,000-30,000	20,000-25,000	125,000-140,000	120,000-130,000
Silver production (k oz)	—	—	1,500-1,600	1,200-1,300	1,500-1,600	1,200-1,300
Gold production (oz)	100,000-110,000	100,000-105,000	8,000-10,000	6,500-8,000	108,000-120,000	106,500-113,000
AISC ($/Au oz sold)[3]	$1,450-1,550	$1,700-1,800	N/A	N/A	$1,450-1,550	$1,700-1,800
Exploration (operating mines) ($ millions)	$8.4	$8.4	$3.0	$3.0	$11.4	$11.4

Production and AISC guidance here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release and the Company’s most recently filed Management Discussion and Analysis for the three and six months ended June 30, 2021 (the “MD&A”). The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Refer to the Company’s MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020 and MD&A can be viewed on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

The COVID-19 pandemic continues to affect the regions in which the Company operates. Strict health and safety protocols remain in place, and the Company is particularly focused on maintaining top-of-mind awareness about prevention practices within the organization and surrounding communities. Vaccination programs are advancing, albeit slowly, and vigilance is of the utmost importance in order to support health authorities during this time.

[1]	The revised production and cost guidance for 2021 assumes no COVID-19 related shutdowns, the Company being able to maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan and without additional costs or significant interruption, as well as the continuation of mining activities at GMC within existing tailings storage capacity until December 31, 2021. There are no current Mineral Reserves for the Company’s Mexican operations.

[2]	Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.

[3]	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate general and administrative expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by IFRS as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Non-GAAP Measures section of the Company's MD&A for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.00 for the third and fourth quarter of 2021. Actual results may differ.

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Additional information regarding Great Panther’s COVID-19 response plan, preventive measures taken to date and the potential impact on operations are available in the MD&A, available on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

WEBCAST AND CONFERENCE CALL

The Company will host a conference call and webcast to discuss the results on Thursday, August 5, 2021, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available until September 5, 2021, by calling the numbers below using the replay access code 7370.

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	7370

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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TECHNICAL INFORMATION

On behalf of Great Panther, Fernando A. Cornejo , M. Eng., P. Eng. and Chief Operating Officer, approved this news release. Mr. Cornejo is a non-independent Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) expectations of the Company’s 2021 consolidated production and cost guidance in the news release under the heading “Revised 2021 Consolidated Guidance” and elsewhere in this news release, ability to meet its production and cost guidance and the assumptions underlying; (ii) expectations regarding the ongoing drill programs and the ability for positive results to increase the Company’s Mineral Resource inventory; (iv) expectation that the Company’s investments in UCS as well as exploration programs and the related positive results will result in future production growth; (iii) expectations regarding the plans to remove a further 1.2 million tonnes of waste material from the west wall of the UCS pit in Q2 2021; (iv) expectations regarding the future impacts of COVID-19 and the Company’s ability to continue its operations without interruption should the situation not be as anticipated; (v) the Company’s plans to pursue acquisition opportunities to complement its existing portfolio, and (vi) the Company’s plans to close certain credit facility discussions within the third quarter of 2021.

These forward-looking statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the assumptions underlying the Company’s revised 2021 production and cost guidance continuing to be accurate, including the accuracy of the geological, operational and price and exchange rate assumptions on which the guidance is based, all as more particularly outlined in the MD&A; continued operations at all three of the Company’s mines in 2021 without significant interruption, additional costs, workforce or supply shortages due to COVID-19 or any other reason; continued operations at Tucano in accordance with the Company’s revised mine plan, including the expectations regarding the ongoing geotechnical control of UCS and related slope stability and the Company’s ability to successfully access the mineralization in the UCS pit without additional costs or interruption; the Company’s ability to finalize negotiations for certain credit facilities during the third quarter as anticipated; the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; currency exchange rates remaining as estimated; assumptions regarding the cost of capital, decommissioning and reclamation, energy inputs, labour, materials, and supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the expansion of the GMC tailings storage facility (“TSF”) in time without condition which if not granted or conditioned, could result in an interruption to operations; the sufficiency of the Company’s tailing storage facilities; Tucano will be able to continue to use cyanide in its operations; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction; developments with respect of COVID-19 that may impact the Company’s ability to operate as anticipated, including the risk for further workforce and supply shortages, and unplanned partial or full shutdown of the Company’s mines and processing plants, whether voluntary or imposed, including the risk that shortages in purchased oxygen supply will decrease recovery rates and throughput; the risk that credit facility negotiations may be discontinued or extend beyond or Q3, 2021; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; risk that dilution and mining recovery estimates used in the Mineral Reserve estimation do not accurately reconcile with the Company’s ability to recover the tonnage, grade and metal content estimated in the Mineral Reserves; as the Company’s mines, including, but not limited to its Mexican operations, do not have established Mineral Reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this news release, will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; even though the Company has restarted mining the UCS pit, there is no assurance that the Company will be able to maintain continuous stability necessary for mining and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans and future revenues; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources; the potential for unexpected costs and expenses or overruns; employee and contractor relations; relationships with, and claims by, local communities; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms, including the granting of permits for the GMC TSF in time without condition which if not granted or conditioned could result in an interruption to operations at the GMC; the inability to continue to operate the Topia TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in the MD&A and its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov/edgar.shtml.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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